800 Nicollet Mall

Minneapolis, MN 55402

December 7, 2011

Mr. Sebastian Gomez Abero

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20002

RE:	U.S. Bancorp

Form 10-K for Fiscal Year Ended December 31, 2010

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

File No. 001-06880

Dear Mr. Abero:

Set forth below are the responses of U.S. Bancorp (the “Company”) to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), which were set forth in your letter, dated November 22, 2011, regarding the above-referenced documents.

The Staff’s comments, indicated in bold, are followed by the Company’s responses.

1.	We note your response to prior comment 5 related to your presentation of loan-to-value (LTV) ratios. We continue to question the appropriateness of presenting LTV ratios that are based on current outstanding principal balances but original appraised values as these ratios do not reflect the deterioration in collateral values that have been experienced in recent periods. In your response you state that you do not have updated value information for your entire portfolio in order to calculate a refreshed LTV. However, we are aware that housing price indexes are commonly used in calculating refreshed LTV ratios by others in your industry. If you are unable to reasonably estimate current (or refreshed) LTV ratios for these loans, please either remove this disclosure from your future filings or revise to present the original LTV ratios instead.

The Company continues to gather and analyze updated value information and expects to begin incorporating this into its Management’s Discussion and Analysis in the 2011 annual report. The updated LTVs will be based on refreshed values obtained from a third party vendor where an updated appraisal is not available.

usbank.com

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

December 7, 2011

2.	We note your response to prior comment 11. Given that the purpose of the table is to reflect contractual obligations, and the related liquidity effects associated with those obligations, it is still unclear to us why you believe it is appropriate to exclude interest expense on your long-term debt, particularly given the fact that you have no legal right of offset between the contractual interest owed on the related long-term debt and the contractual interest receivable on any invested interest bearing assets. To the extent you believe your presentation is still appropriate, please revise future filings to disclose the amount of interest expenses you have excluded from each column of your table. Additionally, it also appears you are excluding the principal and interest payments for your certificates of deposits. If so, please also revise to include this information in your future filings.

The Company will include in its contractual obligations table in future filings its obligations related to time deposits. The Company will also include the amount of any interest obligations related to the other line items included in its contractual obligations table in a separate line item called “Contractual interest payments”.

3.	In your response to prior comment 28 you indicated that you will revise your disclosure in future filings to provide the average federal funds purchased rate for each year presented with and without the compensation expense related to corporate card and corporate trust. Please also provide disclosure in your future filings similar to the information that was provided in your response in order to explain why the federal funds purchased rate is being adjusted for these expenses.

The Company will add a footnote to its Short-Term Borrowings disclosures in future filings similar to the following:

“Average federal funds purchased rates include amounts paid by the Company to certain corporate card customers for paying outstanding noninterest-bearing corporate card balances within certain time frames per specific agreements, and to certain corporate trust customers for a portion of the “float” benefit realized by the Company in its role as trustee. If the short-term funding benefit resulting from these activities did not occur, the Company would need additional short-term borrowings to meet its short-term funding needs, and likely would obtain funding through the use of federal funds purchased. Excluding this compensation expense, average federal funds purchased rates were X.XX percent, X.XX percent and X.XX percent, and average total short-term borrowings rates were X.XX percent, X.XX percent and X.XX percent for the years 20XX, 20XX and 20XX, respectively.”

4.	We note your response to prior comment 8 as well as your proposed disclosure revisions. We also note your tabular disclosure on page 13 of delinquent and nonperforming consumer lending loans as a percentage of ending loan balances, by channel. Footnote (b) to this table states that certain GNMA loans were excluded, but does not quantify the amount(s) excluded. Please revise this disclosure in future filings to quantify the amount of GNMA loan excluded.

In future filings, the Company will include this disclosure.

5.	We note your disclosure that the adoption of the new TDR guidance in the third quarter of 2011 resulted in $1.4 billion of additional loan modifications classified as TDRs. Please explain to us the types of modifications that were newly classified as TDRs as a result of the adoption of this guidance and your rationale for such classification.

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

December 7, 2011

The $1.4 billion of additional loan modifications reported as TDRs as a result of the new TDR guidance includes the following:

Approximately $500 million represents guaranteed residential mortgage loans purchased from GNMA mortgage pools and subsequently restructured by the Company in accordance with FHA and VA loss mitigation programs. The Company disclosed in previous filings on Form 10-Q and Form 10-K that the TDR table excluded these modifications. The Company excluded these modifications because the Company anticipated recovering its recorded investment in the loan under the guarantees provided by the FHA or VA (the guarantees cover loan principal plus all or a portion of accrued interest, subject to specified limits under the VA program, which have not been a material factor for the Company1). Upon adoption of ASU 2011-02, the Company re-examined the modifications made to these loans in light of the new TDR guidance related to consideration of market interest rates. The Company concluded that even though these loans are guaranteed and the Company expects to recover its recorded investment, the modifications made under the FHA and VA programs resulted in an interest rate that could not be obtained by the borrower in the market (i.e. a concession was granted) and the borrower is experiencing financial difficulty. As a result, the Company included this population of modifications as newly identified TDRs upon adoption of ASU 2011-02. Considering these loans as TDRs did not have a material impact to the Company’s allowance for loan losses.

Approximately $400 million represents modifications to commercial lending segment loans. Prior to the adoption of ASU 2011-02, the Company generally considered deferrals or extensions of commercial loan payments or maturity dates of less than twelve months to be an insignificant delay due to the immaterial impact this type of modification has on the value of the loan or the assessment of the ultimate collectability of the loan. The Company considered the new guidance related to insignificant delays (ASC 310-40-15-17) and narrowed its definition of short term modifications (which the Company excludes from reported TDRs) to only include deferrals or extensions of three months or less. Upon adoption of ASU 2011-02, the Company also considered the new TDR guidance related to market interest rates (ASC 310-40-15-15 and 310-40-15-16) and refined its process for determining whether or not modifications to interest rates on individual loans are below market interest rates. In addition, the Company enhanced its operational processes to apply these refined TDR definitions to modified commercial lending segment loans less than $5 million which were previously excluded from TDR assessments based on immateriality. Considering these commercial lending modifications as TDRs did not have a material impact to the Company’s allowance for loan losses.

Approximately $300 million represents modifications to loans covered under loss share agreements with the FDIC. Similar to the guaranteed GNMA loans discussed above, the Company’s exposure to loss on these loans is significantly mitigated by the loss share agreements. Prior to the adoption of ASU 2011-02, the Company concluded the economic impact of covered loan modifications was immaterial to the value of the loans or the assessment of the ultimate collectability of the loan primarily because of the indemnification provided by the FDIC. The Company disclosed in previous filings on Form 10-Q and Form 10-K that these modifications were excluded from the TDR table. Upon adoption of ASU 2011-02, the Company reevaluated its presentation of these loans and enhanced its operational processes to apply the refined TDR definitions for the commercial lending and consumer lending segments, as discussed above, to the covered loan segment. Considering covered loan modifications as TDRs did not have a material impact to the Company’s allowance for loan losses.

[1]	See the Company’s response to prior comment #6 in our August 15, 2011 letter to the Staff for a quantification of the impact of VA losses.

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

December 7, 2011

The remaining newly classified TDRs primarily represent loans in hardship programs in the credit card and other retail loan classes. Prior to the adoption of ASU 2011-02, the Company generally considered hardship and other deferrals of less than twelve months to be an insignificant delay due to the immaterial impact this type of modification has on the value of the loan or the assessment of the ultimate collectability of the loan. Upon the adoption of ASU 2011-02, the Company considered the new TDR guidance related to insignificant delays (ASC 310-40-15-17) and narrowed its definition of short term modifications to include only deferrals or extensions of three months or less. Considering deferrals and extensions greater than three months but less than twelve months as TDRs did not have a material impact to the Company’s allowance for loan losses.

As disclosed in our third quarter 2011 Form 10-Q, the allowance associated with all of these newly classified TDRs as of September 30, 2011 was $94 million. The adoption of the new guidance did not have a material impact on the Company’s total allowance for credit losses.

The Company will revise its disclosure of the impact of adopting this guidance in the “Accounting Changes” footnote in the 2011 Annual Report to include language as follows:

“These newly classified TDRs primarily relate to refinements made in the Company’s processes in response to the new guidance related to whether or not (i) modifications to interest rates on individual loans are below a market rate of interest, and (ii) a delay in payment is insignificant. In addition, the Company now includes covered loans and guaranteed residential mortgage loans purchased from GNMA in its presentation of TDRs even though the exposure to loss on these loans is significantly mitigated by the related loss share agreements or guarantee.”

6.	As a related matter, we note your disclosure on page 15 that you continue to make certain short-term modifications that you do not consider to be TDRs. Please explain to us how you determined that these modifications should not be classified as TDRs considering the guidance in ASU 2011-02. To the extent that you have concluded that the modification results in a delay in payment that is insignificant, please provide a quantitative analysis that considers the factors set forth in ASC 310-40-15-17. Please also revise your future filings to provide quantitative information about these modifications similar to what was provided in previous filings.

As discussed in our response to Question 5 above, the Company evaluated the factors included in ASC 310-40-15-17 which provide that a restructuring resulting in only a delay in payment that is insignificant is not a concession, and therefore would not be considered a TDR. Upon the adoption of ASU 2011-02, short term modifications include only payment reductions for three months or less, deferrals of up to three past due payments or extensions of three months or less. The Company believes modifications of this duration result in a delay in payment that is insignificant and additionally the amount of the restructured payment is insignificant to the contractual amount of the loans and economic return. If any subsequent modification is granted, the Company considers the cumulative effect of the current and prior deferrals/extensions in determining whether the delay is more than three months, and therefore more than insignificant.

The Company considered representative calculations for typical forms of short-term modifications (as discussed in our June 2, 2010 letter to the Staff) to conclude the quantitative effect of these types of modifications was insignificant to the NPV of the loan. Short term modifications represent 0.24% of the commercial and commercial real estate loan portfolio and 0.45% of the consumer residential mortgage portfolio at September 30, 2011. In addition, loans with these short-term modifications are included in the determination of the Company’s ASC 450-20 (SFAS 5) reserves and continue to be subject to the Company’s delinquency and charge-off policies. Due to immateriality of this population of loans, the

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

December 7, 2011

Company does not believe specific quantitative disclosure is necessary or meaningful to understanding the overall credit quality of the portfolio. The Company will add a statement in future filings to indicate these short term modifications are not material to the Company’s financial statements. The Company will monitor the volume of these modifications and will include specific quantitative disclosure in future filings if they become material.

7.	We note your response to prior comment 23, including your revised disclosure here related to the determination of the allowance for credit losses on loans and lines in a junior lien position. Please address the following with respect to those loans in a junior lien position for which you do not also hold the first lien:

•

Tell us and revise future filings to explain how you take into account the lack of available information with respect to the performance of the first lien in your determination of your allowance for loan losses.

The Company considers many factors in determining the allowance for credit losses of loans and lines in a junior lien position. These include an ongoing assessment of economic conditions, problem loans, recent loss experience and other factors including relevant data received from regulators. The assessment includes an analysis of junior lien loans and lines that are current where the first lien is either delinquent or has been modified (referred to as the “at risk” home equity portfolio). The total population of “at risk” junior lien loans is estimated based on data on the first liens serviced by the Company, data on the first lien positions serviced by the top nine servicers in the industry provided to us by our regulator, and extrapolation of this data to the remaining loans where the first lien is serviced by other third parties. At September 30, 2011, the “at risk” population was $477 million or 2.6% of the total home equity portfolio. The Company applies the observed loss performance on the first lien positions that it services to the total “at risk” population to estimate the incurred losses on the “at risk” portfolio. The Company will revise its disclosure for future filings to discuss how this analysis is incorporated in the determination of the allowance for credit losses.

•

Tell us and disclose in future filings whether you obtain updated credit bureau data, like refreshed FICO scores, for this portfolio and if so, the frequency that the information is updated. Describe how you consider this information in your allowance for loan losses for your home equity loans that are in the second lien position.

The Company will revise its future filings to indicate that it obtains updated FICO-equivalent credit scores on the Home Equity portfolio periodically and uses this information to qualitatively supplement loss estimation methods. Additionally, credit score distributions are monitored in the Company’s monthly management reporting and considered in assessing the direction of risk in the overall portfolio.

•

Please tell us whether you are typically notified by the first lien holder prior to a foreclosure action. In situations where you have been notified that the holder of a superior lien has commenced foreclosure action, tell us how often your second lien position was reflected as current and performing and how and when this information is incorporated into your allowance calculation.

Notification of a foreclosure action from the first lien holder is generally communicated to us prior to foreclosure when we hold the second lien. The Company does not specifically track this notification for purposes of linking it to whether the second lien is current and performing. However, while

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

December 7, 2011

foreclosure is an indicator of stress, because the Company uses delinquency and/or modification of the first lien as the primary driver to determine the “at risk” home equity population as described above, the Company believes the exposure to first liens that are the subject of a foreclosure action are generally captured in a timely manner prior to notification of foreclosure.

•

Tell us whether you are contacted by the first lien holder to discuss modifications to their first lien under HAMP or another modification program, and how, if at all, this information is incorporated into your allowance methodology.

The Company is generally not notified by first lien holders regarding modifications. However, through the estimation methodology described in the first bullet point above, the Company considers risks associated with modified first lien mortgages it does not service.

•	Tell us and disclose in future filings the loss severity typically experienced on a junior lien loan.

The typical loss severity on a junior lien loan has been approximately 80% over the long run. In economic stress periods, such as the current environment, the Company has experienced loss severity rates in excess of 90%. In future filings, the Company will enhance its disclosure to include a discussion of the loss severity experienced on junior lien loans.

•

With respect to the loans mentioned above, where lien position data is not readily available please disclose in future filings, the make-up of your portfolio including when most of these loans were originated, underwriting standards applicable to those loans, performance history and other qualitative analysis that may shed additional light on risks associated with these loans.

The Company will provide additional disclosures in future filings to further describe the risks associated with junior liens where first lien position data is not readily available. We expect these disclosures will include information on origination periods, estimated weighted average combined LTV ratios (using first lien position balance at the origination date in lieu of an updated first lien balance) and delinquency statistics for these junior liens compared to those junior liens where the Company services the first lien.

•

Include a risk factor or other disclosure in your future filings addressing the risks in these portfolios, including how the lack of available information on the performance of first liens could impact the accuracy of your loan loss estimates, and the steps you are taking to address the risks.

In future filings the Company will incorporate additional language in the risk factor related to the allowance for loan losses to describe how the lack of available information on the performance of first liens could impact the accuracy of loan loss estimates.

8.	As a related matter, please address the following with respect to certain statements that were made regarding your home equity portfolio during your October 19, 2011 earnings call:

•

During your October 19th earnings call, you indicated that second mortgages where you do not service the first mortgage are underwritten at very conservative levels. Please tell us and revise your disclosure to discuss steps you perform to manage account strategy when you are not the owner or servicer of the first lien. Specifically address how you were able to conclude that loans

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

December 7, 2011

you do not originate or service (i.e. the first mortgages) were underwritten at very conservative levels.

The Company believes that its home equity portfolio (including first and junior liens) is underwritten at very conservative levels. This assertion is supported by the fact that we underwrite these loans in our branches under a relationship lending philosophy. In addition, approximately $5 billion or 28% of our home equity portfolio are home equity lines of credit that are in a first lien position. The Company will revise future filings to indicate that the steps that are performed in underwriting these loans are the same regardless of whether we service the first lien. In both situations, the Company considers the borrower’s debt capacity, along with credit scores and collateral values, in assessing the borrower’s ability to repay both first and second lien contractual amounts.

•

During your October 19th earnings call, you stated that you have an “amazing high-quality credit portfolio for home equity” loans. However, in your response you state that you do not track the number of home equity line and home equity loan (second mortgage) borrowers who are only paying the minimum amount due on their loans, nor do you have a readily available comparison of default and delinquency status for the home equity line and home equity loan (second mortgage) borrowers with a first lien held or serviced by the Company versus those where the first lien is held or serviced by a third party. Please tell us how you were able to assert that your home equity portfolio is of amazingly high-quality credit given that you do not track certain credit metrics for a majority of this portfolio (as 70% of your portfolio at September 30, 2011 were second mortgages where you do not hold or service the first mortgage).

The Company believes its home equity portfolio is of high quality relative to the industry as demonstrated by net credit losses as a percentage of average loans outstanding reported each quarter as shown below:

	Percentage of Average Loans Outstanding
Net Charge-offs	3Q11	2Q11	1Q11	4Q10	3Q10
U.S. Bancorp	1.59	1.64	1.75	1.72	1.62
Peer Group*	2.18	2.38	2.58	2.70	2.72

*	Estimated average based upon data in peer company filings, including: BAC, BBT, FITB, JPM, KEY, PNC, RF, STI and WFC

•

We also note that during your earnings call, you stated that your second mortgages in “many, many cases” follow your own first mortgage. However, in your disclosure here in your Form 10-Q you state that you service the first lien on only 30% of the home equity loans and lines in a junior lien position at September 30, 2011. Please discuss this apparent discrepancy between your assertion in your earnings call and your disclosure in the Form 10-Q.

The Company believes that the fact that we service 30% of the related first lien positions is significant in the context of describing relevant information that is available to the Company in assessing the potential risk in the home equity portfolio. As a result, in the Company’s view, there is not a discrepancy between the assertion in our earnings call and our disclosure in the Form 10-Q.

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

December 7, 2011

9.	We note your response to prior comment 10 and your revised disclosures on page 23. In an effort to provide greater transparency around your liquidity position, please consider revising your future filings to provide tabular disclosure of your available sources of liquidity (both on- and off-balance sheet) as of the balance sheet date. Disclosure of average balances during the period may also be helpful.

The Company has a number of sources of liquidity, which it describes throughout its filings. In future filings, the Company will summarize in its Liquidity Risk Management disclosures, its sources of available liquidity and reference where further information on these sources can be found throughout its filings, including average balances, similar to the following:

“The ALCO reviews the Company’s ability to meet funding requirements due to adverse business or market events. The Company regularly projects its liquidity position under various stress scenarios and maintains contingency plans that reflect its access to diversified funding sources. The Company maintains a substantial level of total available liquidity in the form of on- and off-balance sheet funding sources. These include cash at the Federal Reserve, unencumbered liquid assets, such as U.S. Government and agency securities, and capacity to borrow at the Federal Home Loan Bank (“FHLB”) and Federal Reserve Discount Window. Debt and equity securities in the Company’s available-for-sale and held-to-maturity investment portfolios provide asset liquidity through the ability to sell securities or to pledge and borrow against them. Other liquid resources include cash and due from banks, federal funds sold, securities purchased under resale agreements and other short-term investments. At December 31, 20XX, unencumbered available-for-sale and held-to-maturity investment securities totaled $XX.X billion, compared with $XX.X billion at December 31, 20XX. Refer to Table 11 and “Balance Sheet Analysis” for further information on investment securities maturities and trends. Asset liquidity is further enhanced by the Company’s ability to pledge loans to access secured borrowing facilities through the FHLB and Federal Reserve Bank. At December 31, 20XX, the Company had $XX.X billion and $XX.X billion of loans pledged and available for additional borrowings at the FHLB and Federal Reserve Bank, respectively.

The Company’s diversified deposit base provides a sizeable source of relatively stable and low-cost funding, while reducing the Company’s reliance on the wholesale markets. Total deposits were $XXX.X billion at December 31, 20XX, compared with $XXX.X billion at December 31, 20XX, reflecting organic growth in core deposits and acquired balances. Refer to Table 12 and “Balance Sheet Analysis” for further information on deposit trends.

Additional funding is provided by long-term debt and short-term borrowings. Long-term debt was $XX.X billion at December 31, 20XX, and is an important funding source because of its multi-year lending structure. Refer to Note 13 of the Notes to Consolidated Financial Statements for information on the terms and maturities the Company’s long-term debt issuances and “Balance Sheet Analysis” for discussion on long-term debt trends. Short-term borrowings were $XX.X billion at December 31, 20XX, and supplement the Company’s other funding sources. Refer to Note 12 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for information on the terms and trends of the Company’s short-term borrowings.”

10.	We note your response to prior comment 25. Please confirm that you will include the information provided in your response as part of your discussion of credit quality indicators in your future filings.

As discussed in our response to comment #1 above, the Company continues to gather and analyze updated value information and expects to begin incorporating this into its Management’s Discussion and

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

December 7, 2011

Analysis in the 2011 annual report. The updated LTVs will be based on refreshed values obtained from a third party vendor where an updated appraisal is not available.

The Company will include additional disclosures related to credit quality indicators in future filings similar to the following:

“The Company’s internal credit quality ratings for consumer loans are primarily based on delinquency and nonperforming status, except for a limited population of larger loans within those portfolios that are individually evaluated. For this limited population, the determination of the internal credit quality rating may also consider collateral value and customer cash flows. The Company recently began obtaining refreshed loan-to-value ratios for the entire portfolio. These individual refreshed loan-to-value ratios are also considered in the determination of the appropriate allowance for credit losses.”

11.	We note your disclosure on page 51 of loans modified as TDRs within the previous 12 months for which there was a default during the period, by loan portfolio class. Please revise this disclosure in future filings to include a qualitative discussion of how such defaults are factored into the determination of your allowance for credit losses. Refer to ASC 310-10-50-34(b) for guidance.

The Company will include additional disclosure in future filings immediately following the table on page 51 to address how such defaults are factored into the determination of the allowance for credit losses similar to the following:

“Subsequent payment defaults on loan modifications considered TDRs are considered in the underlying factors used in the determination of the appropriateness of the allowance for credit losses. For each loan segment, the Company estimates future loan charge-offs through a variety of analysis, trends and underlying assumptions. With respect to the commercial lending segment, TDRs may be collectively evaluated for impairment where observed performance history, including defaults, is a primary driver of the loss allocation. For commercial TDRs individually evaluated for impairment, attributes of the borrower are the primary factors in determining the allowance for credit losses, However, incorporation of loss history is factored into the allowance methodology applied to this category of loans. With respect to the consumer lending segment, performance of the portfolio, including defaults on TDRs, is considered when estimating future cash flows. For further information on how the Company evaluates its allowance for credit losses, refer to the discussion starting on page [43] and to “Management’s Discussion and Analysis—Analysis and Determination of the Allowance for Credit Losses”.

12.	We note your response to comment 32. We disagree with your conclusion that pretax income targets and results are not material to a fair understanding of NEO compensation since those targets accounted for up to 65% of the bonus pool for some of your NEOs. In order to better evaluate your competitive harm analysis, please identify for us the 41 pretax income targets and results. If you believe you would be providing us with confidential information in order to respond to this comment, you may provide such information under Rule 83. Finally, please provide a draft of the disclosure you propose to include in future filings which will clarify the manner in which your NEO bonus compensation amounts are determined.

The Company acknowledges the Staff’s comment and respectfully advises the Staff the Company will need additional time to respond to this comment. The Company anticipates providing its response to this comment under separate cover by December 21, 2011.

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

December 7, 2011

*        *        *         *        *        *        *

The Company hereby acknowledges the following statements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *         *        *        *

Should you require further clarification of any of the issues raised in this letter, please contact Craig E. Gifford at (612) 303-5238 or by fax at (612) 303-4801.

Sincerely,

U.S. Bancorp

By:	/s/ Craig E. Gifford
Craig E. Gifford
Executive Vice President and Controller

cc:	Richard K. Davis, Chairman, President and Chief Executive Officer

Andrew Cecere, Vice Chairman and Chief Financial Officer

Lee R. Mitau, Executive Vice President and General Counsel